UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

KENON HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

Y46717 107

(CUSIP Number)

Eyal Wolfsthal
 9 Andre Saharov Street
P.O.B. 15090
Haifa 31905, Israel
+972-4-861-0610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: Y46717 107

1.	Names of Reporting Persons. XT Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 6,273,128 (1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 6,273,128 (1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,273,128 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes 182,000 Ordinary Shares, which the Reporting Persons have the right to receive during October 2017, pursuant to the financial transaction with Citibank, N.A. (“Citi”) described in Item 6. The Reporting Persons do not currently have voting rights or dispositive power with respect to these 182,000 Ordinary Shares.

(2) Based on 53,719,667 outstanding Ordinary Shares of the Issuer, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2017 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

CUSIP Number: Y46717 107

1.	Names of Reporting Persons. XT Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power None
	8.	Shared Voting Power 6,273,128 (1)(2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,273,128 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,273,128 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7% (3)
14.	Type of Reporting Person (See Instructions) CO

(1) Consists entirely of the Ordinary Shares of the Issuer that are beneficially owned by XT Investments Ltd. XT Investments Ltd., is a direct wholly-owned subsidiary of XT Holdings Ltd. See Item 5.

(2) Includes 182,000 Ordinary Shares, which the Reporting Persons have the right to receive during October 2017, pursuant to the financial transaction with Citi described in Item 6. The Reporting Persons do not currently have voting rights or dispositive power with respect to these 182,000 Ordinary Shares.

(3) Based on 53,719,667 outstanding Ordinary Shares of the Issuer, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on April 19, 2017 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
 (Amendment No. 2)

Statement of

XT INVESTMENTS LTD.
XT HOLDINGS LTD.

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

KENON HOLDINGS LTD.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by each of XT Investments Ltd. and XT Holdings Ltd. (collectively, the “Reporting Persons”) with respect to ownership of the ordinary shares, no par value (the “Ordinary Shares”), of Kenon Holdings Ltd. (the “Issuer” or “Kenon”), and amends and supplements the statement on Schedule 13D filed on January 21, 2015 (the “Original Schedule 13D”), as amended on January 10, 2016 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D” or the “Statement”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Original Schedule 13D or Amendment No. 1, as applicable.

This Amendment No. 2 is being filed to amend Items 2, 4, 5, 6 and 7 of the Schedule 13D as follows:

Item 2    Identity and Background

The first paragraph of Item 2 of the Schedule 13D is amended and restated as follows:

This Statement is being filed by each of XT Investments Ltd. (“XT Investments”) and XT Holdings Ltd. (“XT Holdings”) (collectively, the “Reporting Persons”). The Reporting Persons filed the Original Schedule 13D to report the acquisition of 5,058,824 Ordinary Shares (the “Millenium SPA Shares”) on January 9, 2015 (the “Purchase Date”) and the ownership of an additional 668,304 Ordinary Shares (the “Direct Spin-Off Shares”) which were received as a result of the Spin-Off (as defined below). The Reporting Persons filed Amendment No. 1 to report the receipt of voting power over the 3,561,246 Ordinary Shares of the Millenium SPA Shares over which the Reporting Persons previously had beneficial ownership, but not voting power. The Reporting Persons are filing this Amendment No. 2 to report the receipt, and right to receive, an additional 546,000 Ordinary Shares (the “Additional Shares”) on multiple dates during 2017, as described in Item 6.

Item 4.   Purpose of Transaction

Item 4 is amended to add the following paragraph at the end of Item 4:

The Reporting Persons currently intend to hold the Additional Shares for the same purposes as the Direct Spin-Off Shares and the Millenium SPA Shares, as disclosed above.

Item 5.    Interest in Securities of the Issuer

The first paragraph in Item 5 and all paragraphs under Items 5(a), (b) and (c) of the Schedule 13D are amended and restated as follows:

 All calculations of beneficial ownership percentage in this Schedule 13D are made on the basis of 53,719,667 outstanding Ordinary Shares of the Issuer, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on April 19, 2017 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(a)-(b)

(i) XT Investments is the beneficial owner of an aggregate of 6,273,128 Ordinary Shares (including the 182,000 Ordinary Shares which XT Investments has the right to receive during October 2017 as described in Item 6), representing 11.7% of the issued and outstanding Ordinary Shares. All of the Ordinary Shares that XT Investments beneficially owns are, or are expected to be (in the case of the 182,000 Ordinary Shares which XT Investments has the right to receive during October 2017), held directly by XT Investments. XT Investments possesses sole voting power and sole dispositive power with respect to the Ordinary Shares that it beneficially owns (excluding the 182,000 Ordinary Shares described above).

(ii) XT Holdings may be deemed to be the beneficial owner of an aggregate of 6,273,128 Ordinary Shares, representing 11.7% of the issued and outstanding Ordinary Shares. Such amount consists entirely of the 6,273,128 Ordinary Shares beneficially owned by XT Investments (including the 182,000 Ordinary Shares which XT Investments has the right to receive during October 2017 as described in Item 6). XT Holdings does not hold any Ordinary Shares itself. XT Holdings merely shares, or is expected to share (in the case of the 182,000 Ordinary Shares which XT Investments has the right to receive during October 2017), voting power and dispositive power with respect to the Ordinary Shares beneficially owned by XT Investments, in each case by virtue of XT Holdings being the parent company of XT Investments.

(iii) To the knowledge of the Reporting Persons, the following Schedule 1 Persons own Ordinary Shares as follows: (1) Mr. Ehud Angel - 21 Ordinary Shares and (2) Mr. Amnon Lion - 14,098 Ordinary Shares.

(c) Other than as described in Item 6 below, no transactions were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the Schedule 1 Persons, with respect to the Ordinary Shares during the sixty (60) days preceding the date hereof.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The section “Other Agreements” under Item 6 of the Schedule 13D is amended and restated as follows:

Other Agreements

As previously disclosed in the Original Schedule 13D, XT Investments is a party to a transaction with an affiliate of Citi, pursuant to which Citi borrowed 130,000 ordinary shares of Israel Corporation from XT Investments. The Ordinary Shares distributed in the Spin-Off in respect of such shares of Israel Corporation either (i) were delivered by Citi to XT Investments or (ii) are expected to be delivered by Citi to XT Investments pursuant to the agreement between Citi and XT Investments, in each case during 2017 together with the shares of Israel Corporation, as follows:

•	182,000 Ordinary Shares were delivered in April 2017;
•	182,000 Ordinary Shares were delivered in July 2017; and
•
182,000 Ordinary Shares, which XT Investments has the right to receive during October 2017. Accordingly, XT Investments is considered the beneficial owner of these 182,000 Ordinary Shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

 Certain Ordinary Shares beneficially owned by XT Investments are subject to a pledge. Additional Ordinary Shares beneficially owned by XT Investments may become subject to pledges in the future.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit No.	Description

1.
Share Purchase Agreement dated January 9, 2015 between XT Investments Ltd. and Millenium Investments Elad Ltd. (incorporated by reference to Exhibit 1 to the Original Schedule 13D, filed on January 21, 2015).

2.	Share Purchase Agreement dated January 9, 2015 between XT Investments Ltd. and Ansonia Holdings B.V. (incorporated by reference to Exhibit 2 to the Original Schedule 13D, filed on January 21, 2015).

3.
Share Purchase Agreement dated January 9, 2015 between XT Investments Ltd. and A.A.R. Kenon Holdings Ltd. (incorporated by reference to Exhibit 3 to the Original Schedule 13D, filed on January 21, 2015).

4.	Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this Statement is true, complete and correct.

XT INVESTMENTS LTD.

By:	/s/ Jhonathan Dinur
	Name:	Jhonathan Dinur
	Title:	Chief Investments Officer

XT HOLDINGS LTD.

By:	/s/ Jhonathan Dinur
	Name:	Jhonathan Dinur
	Title:	Chief Investments Officer

Dated: August 22, 2017